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03014569

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44678

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Variable Capital Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Highway 280 South
(No. and Street)

Birmingham (City) AL (State) 35223 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas R. Barrett (205) 268-6705
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

1901 Sixth Avenue North, Suite 1600, Birmingham, Alabama 35203
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 28 2003

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 13 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas R. Barrett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Variable Capital Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas R. Barrett
Signature

Financial Operations Principal
Title

Lori G. Boyd
Notary Public

LORI G. BOYD
MY COMMISSION EXPIRES MAY 14, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Variable Capital Services, Inc.

Financial Statements and Supplementary Information

For the Years Ended December 31, 2002 and 2001

First Variable Capital Services, Inc.
Table of Contents

First Variable Capital Services, Inc.
Statements of Financial Condition
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash	$ 20,354	$ 13,170
Total assets	$ 20,354	$ 13,170
LIABILITIES AND STOCKHOLDER'S EQUITY		
Due to affiliates	$ 2,864	$ -
Total liabilities	2,864	-
Stockholder's equity:		
Common stock, without par value (stated value of $1 per share, 1,000 shares authorized, 100 shares issued and outstanding)	100	100
Additional paid-in capital	9,900	9,900
Retained earnings	7,490	3,170
Total stockholder's equity	17,490	13,170
Total liabilities and stockholder's equity	$ 20,354	$ 13,170

The accompanying notes are an integral part of these financial statements.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Avenue, North
Suite 1600
Birmingham AL 35203-2690
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Accountants

To the Board of Directors
First Variable Capital Services, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of operations, stockholder's equity, and cash flows present fairly, in all material respects, the financial position of First Variable Capital Services, Inc. (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2001, were audited by other auditors whose report dated February 21, 2002, expressed an unqualified opinion on those statements.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 18, 2003

First Variable Capital Services, Inc.
Statements of Operations
For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenue:		
Commissions	$ 337,194	$ 4,841,353
Management fee	10,667	
	347,861	4,841,353
Expenses:		
Commissions	337,194	4,841,353
Other operating expenses	4,021	
	341,215	4,841,353
Income before provision for income tax	6,646	-
Provision for income tax expense	(2,326)	
Net income	$ 4,320	$ -

The accompanying notes are an integral part of these financial statements.

First Variable Capital Services, Inc.
Statements of Stockholder's Equity
For the Years Ended December 31, 2002 and 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2000	$ 100	$ 9,900	$ 3,170	$ 13,170
Balance, December 31, 2001	100	9,900	3,170	13,170
Net income			4,320	4,320
Balance, December 31, 2002	$ 100	$ 9,900	$ 7,490	$ 17,490

The accompanying notes are an integral part of these financial statements.

First Variable Capital Services, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 4,320	$ -
Adjustments to reconcile net income to net cash provided by operating activities:		
Due to affiliates	2,864	-
Net cash provided by operating activities	7,184	-
Net increase in cash	7,184	-
Cash at beginning of year	13,170	13,170
Cash at end of year	$ 20,354	$ 13,170

The accompanying notes are an integral part of these financial statements.

1. General

First Variable Capital Services, Inc. (the Company) is a wholly owned subsidiary of First Variable Life Insurance Company (First Variable), which is a subsidiary of Protective Life Insurance Company (PLICO). On October 1, 2001, all of the outstanding stock of First Variable and its subsidiaries was purchased by PLICO from ILona Financial Group, Inc. The financial statements of the Company do not include any adjustments related to the sale of First Variable to PLICO. The Company is a broker-dealer registered with the National Association of Securities Dealers, Inc., for the purpose of selling variable life insurance and variable annuity contracts.

2. Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company is included in the consolidated federal and state income tax returns filed by First Variable. The Company utilizes the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.*

Recognition of Commission Income and Expense - Commission income and expense are recognized when the sales of financial products are settled, which yields results which are materially the same as recognition on a trade-date basis.

Statement of Changes in Subordinated Liabilities - The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Securities Exchange Act of 1934 since no such liabilities existed at December 31, 2002, or during the year then ended.

3. Related Parties

During 2002 and 2001, the Company earned substantially all of its commissions from affiliated companies.

The Company has significant transactions with its parent, First Variable. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

In accordance with an administrative services agreement, the Company receives various services without charge from First Variable, including accounting and data processing, and records intercompany management fee revenue or expense to offset any other income or expenses (other than those related to commissions) borne by the Company.

4. Income Taxes

First Variable and its subsidiaries, including the Company, have adopted the policy of allocating income tax expenses or credits based upon the pro rata contribution of taxable income or losses, which generally results in reporting income taxes as though the Company filed a separate tax return. The provision for income taxes is composed of the following:

	2002	2001
Current	$ 2,326	$ -

5. Net Capital Requirements

As a registered broker-dealer in securities, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $17,490, which was $12,490 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(1).

All customer transactions are cleared on a fully disclosed basis through a clearing broker which files financial statements with the SEC pursuant to Rule 17a-5.

Supplementary Information

First Variable Capital Services, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2002

Net capital:		
Common stock	$	100
Additional paid-in capital		9,900
Retained earnings		7,490
		17,490
Net capital requirement		5,000
Excess net capital	$	12,490
Aggregate indebtedness	$	2,864
Ratio of aggregate indebtedness to net capital		0.16 to 1

There were no material differences between the above computation of net capital pursuant to Rule 15c3-1 and that filed with the Company's unaudited December 31, 2002 FOCUS Report.

See accompanying independent auditors' report.

Schedule II

First Variable Capital Services, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002

EXEMPTION UNDER SECTION (k)(1) HAS BEEN CLAIMED

The Company is not required to file the above schedule as it has claimed exemption from Securities and Exchange Commission Rule 15c3-3 (SEC Rule 15c3-3) under Paragraph (k)(1) of the rule, as customer transactions are limited to those involving redeemable securities of registered investment companies and interests in insurance company separate accounts.

The Company has complied with the above exemptive provisions of SEC Rule 15c3-3.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Avenue, North
Suite 1600
Birmingham AL 35203-2690
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors and Management
First Variable Capital Services, Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statements and supplemental schedules of First Variable Capital Services, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 18, 2003